

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

<u>Via E-mail</u>
George Whitesides
Chief Executive Officer
Virgin Galactic Holdings, Inc.
166 North Roadrunner Parkway, Suite 1C
Las Cruces, NM 88011

> **Re:** **Virgin Galactic Holdings, Inc.**
> **Form 8-K**
> **Exhibit No. 10.11(a) – Deed of Amendment, dated as of October 2, 2019, by and among Virgin Enterprises Limited, Virgin Galactic, LLC and Social Capital Hedosophia Holdings Corp. (incorporated by reference to Exhibit 10.21(a) to the Registration Statement on Form S-4 (File No. 333-233098) filed October 3, 2019)**
> **Filed October 29, 2019**
> **File No. 001-38202**

Dear Mr. Whitesides:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance